                        UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C. 20549

                       SCHEDULE 13D/A

           UNDER THE SECURITIES EXCHANGE ACT OF 1934





                                   MFIC Corp.
                  ---------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
                  ---------------------------------------------
                         (Title of Class of Securities)

                                    595073107
                  ---------------------------------------------
                                 (CUSIP Number)

                                 Joseph P. Daly
                               497 Circle Freeway
                             Cincinnati, Ohio 45246
                                 (513) 943-7100
    ------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                December 14, 2010
    ------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.     595073107                            13D/A
              -----------
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    1   NAMES OF REPORTING PERSONS

            Joseph P Daly

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
-----------------------------------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                    (a) [ ]
                                                                                                    (b) [X]
-----------------------------------------------------------------------------------------------------------
    3   SEC USE ONLY

-----------------------------------------------------------------------------------------------------------
    4   SOURCE OF FUNDS (See Instructions)

                PF
-----------------------------------------------------------------------------------------------------------
    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)         [ ]
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    6   CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-----------------------------------------------------------------------------------------------------------
       NUMBER OF SHARES             7    SOLE VOTING POWER

         BENEFICIALLY                    740,250
                             ------------------------------------------------------------------------------
           OWNED BY                 8    SHARED VOTING POWER

        EACH REPORTING                   -0-
                             ------------------------------------------------------------------------------
         PERSON WITH                9    SOLE DISPOSITIVE POWER

                                         740,250
                             ------------------------------------------------------------------------------
                                   10    SHARED DISPOSITIVE POWER

                                         -0-
                             ------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               740,250
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   12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)        [ ]
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   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                7.10%
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   14   TYPE OF REPORTING PERSON (See Instructions)

                  IN
-----------------------------------------------------------------------------------------------------------


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CUSIP No.     595073107                            13D/A
              -----------
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    1   NAMES OF REPORTING PERSONS

            Karina Daly

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
-----------------------------------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                    (a) [ ]
                                                                                                    (b) [X]
-----------------------------------------------------------------------------------------------------------
    3   SEC USE ONLY

-----------------------------------------------------------------------------------------------------------
    4   SOURCE OF FUNDS (See Instructions)

                PF
-----------------------------------------------------------------------------------------------------------
    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)         [ ]
-----------------------------------------------------------------------------------------------------------
    6   CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-----------------------------------------------------------------------------------------------------------
       NUMBER OF SHARES             7    SOLE VOTING POWER

         BENEFICIALLY                    60,000
                             ------------------------------------------------------------------------------
           OWNED BY                 8    SHARED VOTING POWER

        EACH REPORTING                   -0-
                             ------------------------------------------------------------------------------
         PERSON WITH                9    SOLE DISPOSITIVE POWER

                                         60,000
                             ------------------------------------------------------------------------------
                                   10    SHARED DISPOSITIVE POWER

                                         -0-
                             ------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               60,000
-----------------------------------------------------------------------------------------------------------
   12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)        [ ]
-----------------------------------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                0.58%
-----------------------------------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (See Instructions)

                  IN
-----------------------------------------------------------------------------------------------------------


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CUSIP No.     595073107                            13D/A
              -----------
-----------------------------------------------------------------------------------------------------------

    1   NAMES OF REPORTING PERSONS

            EssigPR Inc.

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
-----------------------------------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                    (a) [ ]
                                                                                                    (b) [X]
-----------------------------------------------------------------------------------------------------------
    3   SEC USE ONLY

-----------------------------------------------------------------------------------------------------------
    4   SOURCE OF FUNDS (See Instructions)

                WC
-----------------------------------------------------------------------------------------------------------
    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)         [ ]
-----------------------------------------------------------------------------------------------------------
    6   CITIZENSHIP OR PLACE OF ORGANIZATION

            Mayaguez, PR, USA
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       NUMBER OF SHARES             7    SOLE VOTING POWER

         BENEFICIALLY                    421,250
                             ------------------------------------------------------------------------------
           OWNED BY                 8    SHARED VOTING POWER

        EACH REPORTING                   -0-
                             ------------------------------------------------------------------------------
         PERSON WITH                9    SOLE DISPOSITIVE POWER

                                         421,250
                             ------------------------------------------------------------------------------
                                   10    SHARED DISPOSITIVE POWER

                                         -0-
                             ------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               421,250
-----------------------------------------------------------------------------------------------------------
   12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)        [ ]
-----------------------------------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                4.04%
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   14   TYPE OF REPORTING PERSON (See Instructions)

                  CO
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         ITEM 1. SECURITY AND ISSUER.

        The class of equity security to which this statement relates is the common stock (the "Common Stock"), no par value per share ("Share"), of Microfluidics International Corporation, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 30 Ossipee Road, PO Box 9101,Newton, MA 02464.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended to read as follows:

The source of funds used by the Reporting Persons are personal funds of each such person with respect to the purchases of such person, except the source of funds used for the purchases by EssigPR, Inc were from working captial. The Reporting Persons did not borrow any funds to acquire their respective shares. The following table shows the APPROXIMATE amounts of funds paid for the Shares by the Reporting Persons.

Joseph P Daly                        $947,647


Karina Daly                            61,814


EssigPR, Inc.                         377,741


         ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended to read as follows:

(a) The Reporting Persons hereby report beneficial ownership, in the manner hereinafter described, of 1,221,500 shares of the Issuer:

                                            Percentage of
                             Number Of      Outstanding
Shares Held in the Name of   Shares         Security (1)
Joseph P Daly                740,250        7.10%


Karina Daly                   60,000        0.58%


EssigPR Inc.                 421,250(2)     4.04%
                           ------------    -------

TOTAL                      1,221,500       11.72%


(1) The foregoing percentages assume that the number of Shares of the Issuer outstanding, based on the number reported in the Issuer's 10-Q for the quarter ended September 30, 2010 is 10,426,647 Shares (as of November 10, 2010).

(2) Shares are held by EssigPR,Inc., a C corporation controlled by Joseph P. Daly



(b) Joseph P. Daly has sole voting and dispositive power over his shares enumerated in paragraph (a). Karina Daly has sole voting and dispositive power over her shares enumerated in paragraph (a). EssigPR, Inc. has shared voting and dispositive power over its shares enumerated in paragraph (a).

(c)  Transactions for the 60 days prior to the date of this Schedule 13D/A:


Person Who Effected the Transaction      Transaction Date       Number of Shares Purchased     Price per Share

Joseph P. Daly                           11/09/2010                      2500                    0.80
Joseph P. Daly                           11/11/2010                      2500                    0.85
Joseph P. Daly                           11/15/2010                      1300                    0.80
Joseph P. Daly                           11/16/2010                       650                    0.72
Joseph P. Daly                           11/30/2010                       300                    0.77
Joseph P. Daly                           11/30/2010                      1200                    0.75
Joseph P. Daly                           12/03/2010                       500                    0.76
Joseph P. Daly                           12/13/2010                      1300                    0.80
EssigPR                                  11/16/2010                      2420                    0.72
EssigPR                                  11/17/2010                      7000                    0.75
EssigPR                                  11/18/2010                      1030                    0.70
EssigPR                                  11/24/2010                      2000                    0.80
EssigPR                                  11/30/2010                      1000                    0.80
EssigPR                                  12/01/2010                      1720                    0.80
EssigPR                                  12/03/2010                      5000                    0.80
EssigPR                                  12/03/2010                       500                    0.76
EssigPR                                  12/07/2010                      5400                    0.80
EssigPR                                  12/10/2010                      2000                    0.80
EssigPR                                  12/14/2010                      5000                    0.80
Karina Daly                              11/04/2010                       700                    0.92

            All transactions were effectuated through open-market purchases.

         (d) RIGHT TO RECEIVE OR POWER TO DIRECT: Not applicable.

         (e) DATE REPORTING PERSON CEASED TO BE 5% OWNER: Not applicable.

                                    SIGNATURES

        After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: December 16, 2010
                                               /s/   Joseph P Daly
                                               ------------------------
                                               Print Name: Joseph P Daly


                                               /s/   Karina Daly
                                               ------------------------
                                               Print Name: Karina Daly



EssigPR, Inc.
By:                                            /s/   Joseph P Daly
                                               ------------------------
                                               Print Name: Joseph P Daly